

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

Ryan Murray
Interim Chief Financial Officer and Chief Accounting Officer
Skillsoft Corp.
300 Innovative Way, Suite 201
Nashua, New Hampshire 03062

>   **Re: Skillsoft Corp.**
>   **Registration Statement on Form S-1**
>   **Filed July 6, 2021**
>   **File No. 333-257718**

Dear Mr. Murray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Merritt S. Johnson